WisdomTree Trust

250 West 34th Street, 3rd Floor

New York, New York 10119

September 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (File Nos. 333-132380 and 811-21864)
Request for Withdrawal of Post-Effective Amendment No. 957

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), WisdomTree Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 957 to the Trust’s Registration Statement on Form N-1A (“PEA No. 957”). PEA No. 957 was filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR (Accession No. 0001214659-25-012359) on August 15, 2025, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The purpose of PEA No. 957 was to register the WisdomTree Efficient Equity Plus Crypto Fund (the “Fund”) as a new series of the Trust. No securities have been sold in connection with the offering of the Fund.

If you have any questions regarding this filing, please contact Joanne Antico at (917) 267-3855 or Laura Flores at (202) 373-6101.

Sincerely,

/s/ Joanne Antico

Joanne Antico
Chief Legal Officer and Secretary